SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. * )

ACR Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

00087B101
(CUSIP Number)

February 24,* 1998
(Date of Event Which Requires Filing of this Statement)

* This filing amends Amendment No. 3 to Schedule 13D as originally filed January 7, 1998.

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [    ] Rule 13d1(b)
           [ x ] Rule 13d-1(c)
           [    ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall be deemed to be filed for the purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00087B101


1)   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                 Meridian Fund, Ltd.
                 I.D. #76-0434398

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)   [    ]
           (b)   [ x ]

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Texas

                      5     SOLE VOTING POWER
     NUMBER                            616,560 shares of Common Stock
      SHARES                --------------------------------------------------
BENEFICIALLY          6     SHARED VOTING POWER
   OWNED BY                       0 shares of Common Stock
        EACH          ---------------------------------------------------------
  REPORTING           7     SOLE DISPOSITIVE POWER
     PERSON                       616,560 shares of Common Stock
       WITH           --------------------------------------------------------

                      8     SHARED DISPOSITIVE POWER
                                  0 shares of Common Stock

9    AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                 616,560 shares of Common Stock

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES (See Instructions)
                 [    ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 5.9%

12   TYPE OF REPORTING PERSON (See Instructions)
                 PN

Item 1(a)  Name of Issuer:

           ACR Group, Inc., a Texas corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3200 Wilcrest Dr., Suite 440, Houston, Texas 77042-6019

Item 2(a)  Name of Person filing:

           Meridian Fund, Ltd., a Texas limited partnership

Item 2(b)  Address of Principal Business Office or, if none, Residence:

           601 Jefferson, Suite 4000, Houston, Texas 77002

Item 2(c)  Citizenship:

           Texas

Item 2(d)  Title of Class of Securities:

           Common Stock, $.01 par value per share

Item 2(e)  CUSIP Number:

           00087B101

Item 3.          If this statement was filed pursuant to Rules 13d-1(b), or
           13d-2(b) or (c),
           check whether the person filing is a:

     (a)  [    ]  Broker or Dealer registered under Section 15 of the Act,
     (b)  [    ]  Bank as defined in section 3(a)(6) of the Act,
     (c)  [    ]  Insurance Company as defined in section 3(a)(19) of the Act,
     (d)  [    ]  Investment Company registered under section 8 of the
                 Investment Company Act of 1940,
     (e)  [    ]  An investment adviser in accordance with Rule 13d-1(b)(1)
                (ii)(E),
     (f)  [    ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
     (g)  [    ]  A parent holding company or control person in accordance with  Rule13d-1(b)(ii)(G),
     (h)  [    ]  A savings associations as defined in Section 13(b) of the
                 Federal Deposit Insurance Act,
     (i)   [    ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                 Company Act of 1940,
     (h)  [    ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


     If this statement is filed pursuant to Rule 13d-1(c), check this box:
          [ x ]


Item 4.          Ownership.

     (a)  Amount Beneficially Owned:  616,560
     (b)  Percent of Class:  5.9%
    (c)  Number of shares as to which such person has:
           (i) sole power to vote or to direct the vote:  616,560
           (ii) shared power to vote or to direct the vote:  0
           (iii) sole power to dispose or to direct the disposition of:
                 616,560
           (iv) shared power to dispose or to direct the disposition of:  0


Item 5.          Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [    ].


Item 6.          Ownership of More than Five Percent on Behalf of Another
                Person.


Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


Not applicable.


Item 8.          Identification and Classification of Members of the Group.


Not applicable.


Item 9.          Notice of Dissolution of Group.


Not applicable.


Item 10.   Certification.


The Reporting Person hereby makes the following certification:


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE


After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:March 12, 1998

                            Meridian Fund, Ltd.

                            By Meridian Advisors, Ltd., its General
                              Partner


                            By Meridian Group, Inc., its General
                              Partner


                            By:   /s/ ROBERT T. ARNOLD

                            Name: Robert T. Arnold

                            Title:President and Chief Executive
                                  Officer